Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

July 2006

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

Information on the pricing of EUR 200 million 6% Perpetual Capital Securities to be issued by AEGON is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: July 14, 2006	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel